EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

June/July 2022

Item 3	News Releases

News releases dated June 21, June 23 and July 6, 2022.

Item 4	Summary of Material Change

During June 2022, Dr. Ahmad Doroudian, Chief Executive Officer of the Company, participated in a fireside chat at the H.C. Wainwright 1st Annual Mental Health Conference held on June 27th, 2022 in New York City, NY. The theme of the conference was “Neuropsychiatry, Psychedelics, and Beyond.” The fireside chat focussed on the background of the Company and what differentiates it in the mental healthcare space.

The Company also announced that an abstract submitted on the anti-depressant activity of its lead compound 2-bromo-LSD (“BETR-001”) was accepted for poster presentation at the FENS Forum, held from July 9-13 in Paris, France. The study, led by Dr. Vern Lewis, is part of the Company’s collaboration with the laboratory of Dr. Argel Aguilar-Valles at Carleton University’s Department of Neuroscience. Dr. Lewis will present preclinical data demonstrating the anti-depressant and neural plasticity-promoting properties of BETR-001 from both in vitro and in vivo studies.

During July 2022, the Company’s joint application to the Mitacs Accelerate program, in collaboration with Dr. Argel Aguilar-Valles at Carleton University (Carleton) Department of Neuroscience, was successfully funded for research into the anti-depressant effects and mechanism of action (“MOA”) of BETR-001 in preclinical models of depression.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

July 12, 2022

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SCHEDULE “A”

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BetterLife To Present BETR-001 Preclinical Data at the Upcoming Federation of European Neuroscience Societies (FENS) Forum

VANCOUVER, British Columbia, June 21, 2022 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, today announced that an abstract submitted on the anti-depressant activity of its lead compound 2-bromo-LSD (“BETR-001”) was accepted for poster presentation at the upcoming FENS Forum, being held July 9-13 in Paris, France. The study, led by Dr. Vern Lewis, is part of BetterLife’s collaboration with the laboratory of Dr. Argel Aguilar-Valles at Carleton University’s Department of Neuroscience.

Dr. Lewis will present preclinical data demonstrating the anti-depressant and neural plasticity-promoting properties of BETR-001 from both in vitro and in vivo studies. BETR-001 is a non-hallucinogenic Lysergic Acid Diethylamide (“LSD”) derivative molecule.

BetterLife believes that BETR-001 is a uniquely positioned LSD derivative with the potential to be as effective as LSD in various neuropsychiatric and neurological disorders without the burden of being hallucinogenic. Because of its non-hallucinogenic nature, BETR-001 will not have all the LSD requirements of administration in specialized clinics under special treatment protocols, the LSD controlled substance regulatory issues which impact manufacturing, distribution and patient access, and the overall associated high treatment costs for all these parameters. BETR-001 is protected by BetterLife’s composition, method-of-use, synthesis, and formulation patents (issued & provisional).

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent for composition and method of use covers treatment of depression, cluster headaches, post-traumatic stress disorder and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

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About the Department of Neuroscience at Carleton University

Carleton Neuroscience has an international reputation for research on stress and its effects on brain functioning and mental health. The department has an interdisciplinary approach to understanding the emergence, prevention and treatment of mental and physical disorders.

For more information, please visit www.carleton.ca/neuroscience.

Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife To Participate at the H.C. Wainwright 1st Annual Mental Health Conference

VANCOUVER, British Columbia, June 23, 2022 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, today announced that Dr. Ahmad Doroudian, Chief Executive Officer, will participate in a fireside chat at the upcoming H.C. Wainwright 1st Annual Mental Health Conference being held on June 27th, 2022 in New York City, NY.

The theme of the conference is “Neuropsychiatry, Psychedelics, and Beyond.” The fireside chat will focus on the background of BetterLife and what differentiates it in the mental healthcare space.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent for composition and method of use covers treatment of depression, cluster headaches, post-traumatic stress disorder and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

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Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Secures Additional Mitacs Funding in Collaboration with Carleton University Research Team for BETR-001 Preclinical Depression Studies

VANCOUVER, British Columbia, July 6, 2022 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, is pleased to announce that a joint application to the Mitacs Accelerate program, in collaboration with Dr. Argel Aguilar-Valles at Carleton University (Carleton) Department of Neuroscience, was successfully funded for research into the anti-depressant effects and mechanism of action (“MOA”) of BETR-001 in preclinical models of depression.

BETR-001 is a second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that BetterLife believes will mimic the therapeutic potential of LSD without causing psychedelic effects, such as hallucinations.

"BETR-001 is a potential novel therapy to treat debilitating psychiatric disorders with high unmet need, such as treatment-resistant severe depression and cluster headaches. BetterLife’s goal is to bring this treatment to Investigational New Drug (“IND”) application and the clinic as soon as possible, and the scientific expertise of Carleton University’s team, headed by Dr. Argel Aguilar-Valles at the Department of Neuroscience, is an ideal partner to help us realize our vision," said BetterLife's Chief Executive Officer, Dr. Ahmad Doroudian.

As part of the funded Mitacs Accelerate Program, Dr. Argel Aguilar-Valles (Principal Investigator) and Dr. Vern Lewis (Postdoctoral Fellow) will continue to work with the BetterLife team to assess the efficacy and MOA of BETR-001 in depression models established in their lab.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent for composition and method of use covers treatment of depression, cluster headaches, post-traumatic stress disorder and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

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BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

About the Department of Neuroscience at Carleton University

Carleton Neuroscience has an international reputation for research on stress and its effects on brain functioning and mental health. The department has an interdisciplinary approach to understanding the emergence, prevention and treatment of mental and physical disorders.

For more information, please visit www.carleton.ca/neuroscience.

About Mitacs

Mitacs is a national, not-for-profit organization that has designed and delivered research and training programs in Canada for 20 years. Working with an extensive network of postsecondary partners, and both federal and provincial governments, we build collaborations that support industrial and social innovation in Canada. Mitacs has worked with thousands of private sector and not-for-profit organizations as well as 78 universities and 77 college, CÉGEP and polytechnic partners to fuel strategic relationships that power Canadian innovation excellence.

To learn more about the organization, please visit https://www.mitacs.ca/en.

Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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